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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                                   -----------

                               (AMENDMENT NO. 1)*
                           CROWN MEDIA HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

       CLASS A COMMON STOCK,
     PAR VALUE $.01 PER SHARE                         228411-10-4
------------------------------------        ------------------------------------
  (TITLE OF CLASS OF SECURITIES)                      (CUSIP NUMBER)

                                DECEMBER 31, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
     SCHEDULE IS FILED:

                              [ ]   RULE 13D-1(B)
                              [ ]   RULE 13D-1(C)
                              [X]   RULE 13D-1(D)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages

                               Page 1 of 13 Pages

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

------------------------------------ --------------------------------------------            ---------------------------------------
CUSIP No.                            228411-10-4                                     13G                              Page 2 of 13
------------------------------------ --------------------------------------------            ---------------------------------------

----------------------------- --------------------------------------------------- --------------------------------------------------
             1                NAMES OF REPORTING PERSONS:                         DIRECTV ENTERPRISES, LLC


                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                              (ENTITIES ONLY):                                           95-4511942
----------------------------- ---------------------------------------------------------------------------------------------------- -
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                   (A) [_]
                                                                                                                   (B) [_]
----------------------------- ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- --------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

------------------------------------ ------ ------------------------------------------------ ---------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                               0
              SHARES
                                     ------ ------------------------------------------------ ---------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                             0
             OWNED BY
                                     ------ ------------------------------------------------ ---------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                          0
             REPORTING
                                     ------ ------------------------------------------------ ---------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                        0

----------------------------- -------------------------------------------------------------- ---------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0

----------------------------- ---------------------------------------------------------------------------------------------------- -
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                       [_]
----------------------------- ---------------------------------------------------------------------------------------------------- -
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                  0%

----------------------------- --------------------------------------------------- --------------------------------------------------
             12               TYPE OF REPORTING PERSON:*                          OO
----------------------------- --------------------------------------------------- --------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------ --------------------------------------------            ---------------------------------------
CUSIP No.                            228411-10-4                                     13G                              Page 3 of 13
------------------------------------ --------------------------------------------            ---------------------------------------

----------------------------- --------------------------------------------------- --------------------------------------------------
             1                NAMES OF REPORTING PERSONS:                         HUGHES ELECTRONICS CORPORATION


                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                              (ENTITIES ONLY):                                           52-1106564
----------------------------- ---------------------------------------------------------------------------------------------------- -
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                   (A) [_]
                                                                                                                   (B) [_]
----------------------------- ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- --------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

------------------------------------ ------ ------------------------------------------------ ---------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                               5,360,202
              SHARES
                                     ------ ------------------------------------------------ ---------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                             0
             OWNED BY
                                     ------ ------------------------------------------------ ---------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                          5,360,202
             REPORTING
                                     ------ ------------------------------------------------ ---------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                        0

----------------------------- -------------------------------------------------------------- ---------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  5,360,202

----------------------------- ---------------------------------------------------------------------------------------------------- -
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                       [_]
----------------------------- ---------------------------------------------------------------------------------------------------- -
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                  7.3%

----------------------------- --------------------------------------------------- --------------------------------------------------
             12               TYPE OF REPORTING PERSON:*                          CO
----------------------------- --------------------------------------------------- --------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!


------------------------------------ --------------------------------------------            ---------------------------------------
CUSIP No.                            228411-10-4                                     13G                              Page 4 of 13
------------------------------------ --------------------------------------------            ---------------------------------------

----------------------------- --------------------------------------------------- --------------------------------------------------
             1                NAME OF REPORTING PERSONS:                          GENERAL MOTORS CORPORATION


                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                              (ENTITIES ONLY):                                         38-0572515
----------------------------- ---------------------------------------------------------------------------------------------------- -
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                   (A) [_]
                                                                                                                   (B) [_]
----------------------------- ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- --------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

------------------------------------ ------ ------------------------------------------------ ---------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                               0
              SHARES
                                     ------ ------------------------------------------------ ---------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                             0
             OWNED BY
                                     ------ ------------------------------------------------ ---------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                          0
             REPORTING
                                     ------ ------------------------------------------------ ---------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                        0

----------------------------- -------------------------------------------------------------- ---------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0

----------------------------- ---------------------------------------------------------------------------------------------------- -
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                                       [_]

----------------------------- ---------------------------------------------------------------------------------------------------- -
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                 0%

----------------------------- --------------------------------------------------- --------------------------------------------------
             12               TYPE OF REPORTING PERSON:*                          CO
----------------------------- --------------------------------------------------- --------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)     NAME OF ISSUER:

              Crown Media Holdings, Inc. (the "Issuer")

ITEM 1(B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              6430 S. Fiddlers Green Circle
              Suite 225
              Greenwood Village, CO  80111

ITEM 2(A):    NAME OF PERSON FILING:

              This statement is filed jointly by General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and Hughes' wholly owned subsidiary DIRECTV Enterprises, LLC (formerly DIRECTV Enterprises, Inc. and referred to herein as "Enterprises" and together with GM and Hughes, referred to herein as the "Reporting Persons"). An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

ITEM 2(B):    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

              GM's principal business address is 100 Renaissance Center, Detroit, Michigan 48234-7301; Hughes' principal business address is 2250 E. Imperial Highway, El Segundo, California 90245; Enterprises' principal business address is 2230 E. Imperial Highway, El Segundo, California 90245.

ITEM 2(C):    CITIZENSHIP:

              GM and Hughes are Delaware corporations. Enterprises is a Delaware limited liability company.

ITEM 2(D):    TITLE OF CLASS OF SECURITIES:

              Class A common stock, $.01 par value per share ("Class A Common Stock").

ITEM 2(E):    CUSIP NUMBER

              228411-10-4



                                    5 of 13

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:


              (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

              (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

              (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

              (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

              (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

              (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


              Not applicable.

ITEM 4:       OWNERSHIP:

              As of August 20, 2001, Enterprises beneficially owned 5,360,202 shares of Class A Common Stock representing approximately 15.4% of the outstanding shares of Class A Common Stock and 8.2% of the outstanding shares of all common stock of the Issuer taking into account the Class A and Class B common stock of the Issuer (based on the 34,795,456 and 30,670,422 shares outstanding, respectively, as of July 27, 2001, as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2001).

              Previously, this ownership interest was reported on behalf of Enterprises, Hughes and GM which had owned 100% of Hughes. The prior filing was made in this manner on the basis that GM, Hughes and Enterprises may have been deemed to beneficially own the shares of Class A Common Stock beneficially owned by Enterprises because of the parent-subsidiary relationship among GM, Hughes and Enterprises. GM, Hughes and Enterprises disclaimed such ownership.

              On March 11, 2003, Enterprises transferred to Hughes all of its right, title and interest in and to all shares of the Class A Common Stock of the Issuer beneficially owned by it.

              Hughes, GM and The News Corporation Limited entered into a Stock Purchase Agreement, dated as of April 9, 2003 (the "Stock Purchase Agreement"). In connection with the Stock Purchase Agreement, Hughes and GM entered into a


                                    6 of 13

Separation Agreement, dated as of April 9, 2003 (the "Separation Agreement"), which provided for the split-off of Hughes from GM. The transactions contemplated by the Stock Purchase Agreement and the Separation Agreement were consummated on December 22, 2003 and Hughes has been split off from GM. Consequently, Hughes is no longer a subsidiary of GM and, as a result, GM may no longer be deemed to be the beneficial owner of any shares of Class A Common Stock.

              As of December 31, 2003, Hughes beneficially owned 5,360,202 shares of Class A Common Stock, representing approximately 7.3% of the outstanding shares of Class A Common Stock (based on 73,863,037 shares outstanding as of November 4, 2003, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2003).

              Each share of the Issuer's Class B common stock, par value $0.01 per share ("Class B Common Stock"), is convertible at the option of the holder into one share of Class A Common Stock. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter. Assuming conversion of all outstanding shares of Class B Common Stock, Hughes would beneficially own 5.1% of the number of shares of Class A Common Stock outstanding. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 5,360,202 shares of Class A Common Stock for which Hughes has voting power constitute 1.4% of the aggregate voting power of the Issuer.

The responses of the Reporting Persons to Rows (5) through (11) of the cover pages of this statement on Schedule 13G are incorporated by reference herein.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF A GROUP.

              Not applicable.


                                    7 of 13

ITEM 10.      CERTIFICATION.

              Not applicable.








                                    8 of 13

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 11, 2004.





                                       Hughes Electronics Corporation



                                       By:   /s/ Larry D. Hunter
                                            ------------------------------------
                                       Name:   Larry D. Hunter
                                       Title:  Executive Vice President,
                                               General Counsel and Secretary






                                    9 of 13

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 11, 2004.





                                            DIRECTV Enterprises, LLC



                                            By:   /s/ Robin N. Rogers
                                                 -------------------------------
                                            Name:  Robin N. Rogers
                                            Title: Vice President




                                    10 of 13

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 11, 2004.





                                              General Motors Corporation



                                              By:    /s/ Warren G. Andersen
                                                    ----------------------------
                                              Name:  Warren G. Andersen
                                              Title: Assistant General Counsel




                                    11 of 13

                                  EXHIBIT INDEX

Exhibit No.             Description of Exhibit
-----------             ----------------------

   1. Joint Filing Agreement, by and among General Motors Corporation, Hughes Electronics Corporation and DIRECTV Enterprises, LLC.














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